

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

May 3, 2007

via U.S. mail

Mr. Paul Wiesner
Chief Financial Officer
Storm Cat Energy Corporation
1125 17th Street, Suite 2310
Denver, Colorado 80202

> **Re:** **Storm Cat Energy Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 30, 2007, as amended**
> **File No. 333-141002**

Dear Mr. Wiesner:

We have limited our review of the above filing to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1. The amended registration statement now purports to register the sales of common shares underlying both the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes. Because you filed the registration statement on March 1, 2007, you may not now add securities that resulted from a subsequent offering on the same registration statement.

2.   We note that you intend to register the sale of 42,901,709 of shares. Given
the size relative to the number of shares outstanding held by non-affiliates, the
nature of the offering and the selling security holders, the transaction appears to
be a primary offering. Because you are not eligible to conduct a primary offering
on Form S-3 you are not eligible to conduct a primary at-the-market offering
under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis
for determining that the transaction is appropriately characterized as a transaction
that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please
address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall
offering made by each shareholder;

- The date on which and the manner in which each selling shareholder
received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company,
including an analysis of whether the selling shareholder is an affiliate
of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that
the company received from the selling shareholders for the securities,
excluding amounts of proceeds that were returned (or will be returned)
to the selling shareholders and/or their affiliates in fees or other
payments;

- The discount at which the shareholders will purchase the common
stock underlying the convertible notes (or any related security, such as
a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of
buying and selling securities.

Closing Comments

As appropriate, please amend the above filings in response to these comments.
You may wish to provide us with a marked copy of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Wynn

via facsimile
Richard J. Mattera, Esq.
Hogan & Hartson L.L.P.
(303) 899-7333